August 4, 2011

Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street Northeast
Washington, DC 20549-7010

RE:         Allied Nevada Gold Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Response Letter Dated July 27, 2011
File No. 001-33119

Dear Mr. Skinner,

We received your letter dated July 27, 2011 concerning your comments on the above filed reports.  We have prepared the following responses to your comments.  The Staff’s comments are shown in bold.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Non-GAAP Measures, page 32

1.
We note your proposal to modify the title of your non-GAAP measure to “Total Cash Costs.” However, we note your reconciliation removes stripping costs, which appear to be cash costs. Notwithstanding your narrative discussion describing the components of your non-GAAP measure, please further modify the description of your non-GAAP measure or revise its calculation such that you do not exclude cash costs.

ALLIED NEVADA GOLD CORP.’S RESPONSE:

We will further modify the title of our non-GAAP measure to “Adjusted Cash Costs” from “Total Cash Costs”.  We will further modify our description to clarify that we deduct the amount of stripping costs deemed to be abnormal from cost of sales to arrive at “Adjusted Cash Costs”.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

We submit the following as an example of the revised “Non-GAAP Measures” note disclosure.

Adjusted Cash Costs

“Adjusted cash costs” is a non-GAAP measure, calculated on a per ounce of gold sold basis, and includes all normal direct and indirect operating cash costs related directly to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, royalties, and mining production taxes, net of by-product revenue earned from silver sales. Adjusted cash costs does not include stripping costs deemed to be abnormal.  Abnormal stripping costs are those that exceed the life of mine strip ratio.  Adjusted cash costs provides management and investors with a measure to assess the Company’s performance against other precious metals companies and performance of the mining operations over multiple periods.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Accordingly, the above measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  For further information, see our audited financial statements filed with our annual report on form 10-K.

The table below presents a reconciliation between non-GAAP adjusted cash costs to costs of sales (GAAP) for the year ended December 31, 2010 (in thousands, except ounces sold and costs per ounce):

Year ended December 31, 2010
Total cost of sales	$64,685
Less:
Abnormal stripping costs	(10,067)
Depreciation and amortization	(6,972)
Silver revenues	(4,842)
Total adjusted cash costs	$42,804
Gold ounces sold	102,483
Adjusted cash costs	$418

Critical Accounting Policies and Estimates, page 32

2.
We note from your response to our prior comment number two that less than 100% of your ore on leach pads is expected to be recovered within the first year. Please tell us whether you considered classifying a portion of your asset for ore on leach pads as long term, and why you determined no such classification was necessary.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

ALLIED NEVADA GOLD CORP.’S RESPONSE:

We considered classifying a portion of the ore on leach pads asset as long term.  In 2008 and in 2009, we determined that no classification of a portion of the ore on leach pads was required.  For 2010, we determined that a classification of a portion of the ore on leach pads as long term was not required because the long term portion was immaterial when compared to our total assets.

Our understanding of the metallurgical performance of the leach pads has changed over time as operating performance has been analyzed and additional metallurgical tests were completed.  The expected timing of the recovery of gold from the leach pads was also affected by the increased size and complexity of the leach pads.  This increased size and complexity lengthened the time required for leach solutions to percolate through more ore and return from the leach pads.

Our reviews of the timing of expected sales of recoverable ounces on the leach pads at year-end 2008 and 2009 indicated that almost all of the recoverable gold contained on the leach pads was expected to be sold within the following 12-month period.  As such, no long term classification was required in 2008 and 2009.

At December 31, 2010, following further testing and analysis of operating metallurgical results performed as part of our normal year-end procedures, we calculated that approximately 85% of the recoverable gold on the leach pad was expected to be sold within the following 12-month period, and the remaining 15% of the recoverable ounces sold more than 12 months in the future.  Accordingly, we concluded that the cost associated with those leach pad ounces that would be sold more than 12 months in the future was approximately $7.4 million.  As our total current assets were $409.2 million and total assets were $567.3 million, the potential adjustment would represent approximately 1.3% of total assets.  Accordingly, we concluded that the amount was immaterial and that classification of a noncurrent leach pad inventory asset was not required at that time.

In future financial periods, we will continue to consider the metallurgical results from operations, relevant test work and the size and complexity of the leach pad to estimate the timing of expected sales of recoverable gold on the leach pad.  The expected timing will then be used to determine whether future classifications of noncurrent ore on leach pads is necessary.

3.
We note your response to our prior comment number two does not address how costs relating to materials on the leach pad are captured and classified from the time materials are extracted from the mine to the final sale (either as stockpiled ore, doré bars, and any other intermediate step).  Please expand your disclosure or tell us why you believe your current proposed disclosure is appropriate.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

ALLIED NEVADA GOLD CORP.’S RESPONSE:

Our July 27, 2011 response to the Staff’s prior comment number two addressed one specific component, “ore on leach pads”, of the manner in which costs relating to materials on the leach pad are captured and classified from the time of extraction to final sale.

Our modified “ore on leach pads” disclosure from our previous response should be read in context with the in-process inventories and finished goods inventory disclosures from our 10-K.  Taken together, we believe the resulting disclosure addresses the Staff’s concerns related to the capture and classification of costs from the time materials are extracted from the mine to the final sale of metal.

For your consideration, we have recombined these disclosures so that you may consider them in the aggregate.  So that our disclosures are more easily understood by the readers of our financial statements, we have added a black-lined introduction to be included in this comprehensive disclosure:

Ore on leach pads, in-process inventory and precious metals inventory

The recovery of gold from the Hycroft Mine’s oxide ore is accomplished through a heap leaching process that utilizes a Merrill-Crowe and a Carbon in column process method to recover precious metals from the leach pad’s pregnant solution.  The Company maintains four categories of metals inventories: ore on leach pads; in-process inventory for the Merrill-Crowe plant; in-process inventory for the Carbon in column process; and precious metals inventory.  The recovery of precious metals using the Merrill-Crowe method is completed at the Hycroft mine and the end product is a doré containing precious metals.  The recovery of precious metals utilizing the Carbon in column process method is accomplished through on-site carbon columns and the shipping of loaded carbon offsite to be processed, resulting in the production of doré containing precious metals.  The doré from both process methods is classified as precious metals inventory until sold.

Ore on leach pads

As described below, costs that are incurred in or benefit the production process are accumulated as ore on leach pads.  Ore on leach pads are carried at the lower of average cost or net realizable value.  Net realizable value represents the estimated future sales price of the product based on current metals prices, less the estimated costs to complete production and bring the product to sale.

The recovery of gold from the Hycroft Mine’s oxide ore is accomplished through the heap leaching process.  Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution throughout the production phase of the mine, which

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

dissolves the gold contained in the ore over time.  The heap leach process ends with the production of a “pregnant” solution which contains the dissolved precious metals.  The pregnant solution is further processed through conventional methods, including the Merrill-Crowe and Carbon in column process methods, which are treated as separate stages of work-in-process inventories.  Costs are added to ore on leach pads based on current mining and processing costs, including applicable depreciation, depletion and amortization relating to mining and processing operations.  Costs are transferred from ore on leach pads to subsequent stages of work-in-process inventories as the pregnant solution is treated by the conventional processing methods.

Accounting for ore on leach pads represents a critical accounting estimate because of the inherent difficulty in estimating the amount of the gold placed, the amount that will be recovered and the timing of that recovery.  The Company employs standard industry estimating methodologies in the determination of the amount and timing of gold production.  The recoverable gold that is placed on the leach pad requires the estimate of the quantity of contained gold in the ore mined, and the ultimate expected recovery for that ore.  The quantity of contained gold ounces in the ore is based upon surveyed volumes of mined material, daily production records, calculated densities of the ore, and assaying of blast-hole cuttings to determine the estimated gold grade contained in the ore.  Expected gold recovery rates for ore placed on leach pads are developed based upon standard industry practices using small-scale laboratory tests, small to large scale column testing (which simulates the production scale processing), historical trends and other factors, including mineralogy of the ore and ore size (e.g., run of mine or crushed ore).

For distinct mining areas, the ultimate recovery of gold contained in ore on leach pad can vary significantly from 30% to more than 70% depending upon ore particle size, ore mineralogy and ore grades.  Ore particle size is most commonly affected by the rock type, blasting methods, and whether a crusher is used to reduce the particle size.  During each accounting period, the amount of recoverable gold for each discreet mining area is used to determine the estimated aggregate quantity of recoverable gold that was placed.

During normal operating conditions as much as 85% of the estimated recoverable gold on an active leach pad may be extracted during the first year and the remaining gold may be extracted over a 3 year period.  The timing of gold recovery is affected by the stacking sequence on the leach pad, the time to achieve solution saturation of the leach pad material, the solution flow rate through the placed ore, the volume of solution placed on the leach pad, and the processing capacity of the Merrill-Crowe and Carbon in Column circuits.

Based on current life of mine production plans, residual heap leach activities are expected to continue through 2020.  Accordingly, the ultimate gold recovery will not be known until leaching operations cease.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

Should the Company’s estimate of ultimate recovery require adjustment, the impact upon its income statement would depend upon whether the change involved a negative or positive change in gold recovery.  If the Company determined the gold recovery decreased by 1 or 2 percent at December 31, 2010, its estimate of recoverable ounces would decrease by approximately 4,034 and 8,067 ounces, respectively, which would have resulted in a write-down of approximately $2,577,000 and $5,153,000, respectively.  Whereas if the Company determined the gold recovery increased by 1 or 2 percent at December 31, 2010, its estimate of recoverable ounces would have increased by 4,034 and 8,067 ounces, respectively, and would result in a decrease to the weighted average cost per ounce in inventory to approximately $607 and $578 per ounce, respectively.  This decrease in the weighted average cost would be recognized prospectively through cost of sales as a change in estimate.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product.  Conversion processes currently being used by the Company include a Merrill-Crowe zinc-precipitation process (“Merrill-Crowe process”) and a Carbon in column solution recovery process (“CIC process”).  In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants.  In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals inventories include doré and both gold and silver bullion.  Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process.

Financial Statements and Supplementary Data, page 46

Consolidated Statements of Income (Loss), page 50

4.
We note from your response to our prior comment number four that the mine start-up costs relating to recommissioning the Hycroft Mine during 2008 did not relate to mine development, the construction of long-lived assets or inventory, and were expensed in the period incurred.  Please tell us the expenses that are included in the 2008 balance of “mine start-up costs.”

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

ALLIED NEVADA GOLD CORP.’S RESPONSE:

The mine start-up costs included typical mining (for example blast-hole drilling costs, loading costs, hauling costs, and other operating activities) and processing costs (for example, pumping costs, costs to operate our Merrill-Crowe plant and refinery, assaying costs, and other operating activities).  These mining and processing costs included labor, consumable commodities (for example diesel fuel, cyanide, lime, blasting supplies, and other commodities), and costs to maintain our mobile mining fleet together with mine site management and supervision costs.

The expensed mine start-up costs relating to recommissioning the mine were considered for capitalization along with other mine development costs.  These expenditures were also evaluated for capitalization as long-lived assets and for inclusion in inventory.  For the reasons below, we determined that the appropriate classification of these expenditures was as mine startup costs, a period expense.

We evaluated classifying these expenditures as mine development expenses but were unable to support this accounting treatment.  By the end of September 2008, we had mined more than a de minimus amount of ore in the Brimstone Pit.  At that time, the mine entered the production phase and as such we were not able to incur any further mine development expenditures.

We considered specific expenditures to determine whether they were related to capital expenditures for long-lived assets.  Any expenditures so determined to qualify for treatment as capital additions were capitalized as property, plant and equipment.  No expenditures of this category were included in those mine startup costs which were treated as period expenses.

We considered treating these expenditures as leach pad inventory costs.  At December 31, 2008, our leach pad inventory consisted of 4,201 ounces of gold and the inventoried costs per ounce were very close to our estimated net realizable value.  Had we inventoried these expenditures, we would have made a lower of cost or market adjustment for virtually the entire amount of these expenditures included in inventory.  This lower of cost or market adjustment would have resulted in the reporting of a similar net income result that was reported.

With reference to the definitions included in paragraphs a(4)(1), a(4)2, and a(4)3 of Industry Guide 7, the Company began the 2008 calendar year in the exploration stage, transitioned to the development stage in mid-2008 and commenced production at the Hycroft Mine in October 2008 upon mining more than a de minimus amount of ore.  The development stage at our Hycroft Mine was comparatively short since the mine had most of the existing facilities to process ore on the leach pads, a complete used mining fleet was available for purchase, and the mine required a relatively small overburden removal program to access more than a de minimus amount of ore from the Brimstone open pit.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

Due to the time delays inherent in the heap leach process and delays in the receipt of permits for our new onsite metal refinery, there were no sales of metal in 2008.

Since the Company had not experienced any revenues during 2008, we considered ourselves a development stage entity pursuant to ASC 915-225-20 until the first quarter of 2009.  As a development stage entity, we were required to follow the guidance of ASC 720-15 relating to start-up costs.  Because the Company was organizing the Hycroft Mine, a new operating unit, the costs that did not relate to mine development, the construction of long-lived assets or inventory were expensed in the period incurred.

Note 2 – Summary of Significant Accounting Policies, page 53

Mine Development and Stripping Costs, page 54

5.
We note your response to our prior comment number six indicates that you believe stripping costs that exceed the life of mine stripping ratio are abnormal, and you have therefore expensed such abnormal costs by analogy to ASC 330-10-30-4 and 330-10-30-7.  Please clarify for us the following:

•
Explain in further detail why you believe production phase stripping costs that exceed the life of mine stripping ratio are abnormal.  In this regard, it would appear normal for production phase stripping costs to exceed the life of mine stripping ratio in some periods and to not exceed the life of mine stripping ratio in other periods as the mine plan is executed.  As part of your response, please describe any other facts and circumstances that you believe would result in production stage stripping costs being classified as abnormal, and tell us if these circumstances occurred during fiscal 2009 or fiscal 2010;

•
Tell us why you believe an analogy to ASC 330-10-30-4 and 330-10-30-7 is appropriate in your facts and circumstances.  We note that guidance appears to relate to periods of abnormal production, and you appear to be applying the guidance in situations where your production level was normal; and

•	Explain in further detail why you believe all of your production phase stripping costs are not within the scope of ASC 930-330-25-1.

ALLIED NEVADA GOLD CORP.’S RESPONSE:

We understand the Staff’s comments to relate to the following four issues: (i) the applicability of ASC 330-10-30-7 to the Company’s facts and circumstances, (ii) the circumstances that support our determination that our production levels were abnormally low and that our production phase stripping costs were abnormally high, (iii) the basis for our use of the life of mine strip ratio to identify periods of abnormally low production

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

periods and to identify abnormally high production phase stripping costs, and (iv) treatment of production phase stripping costs under ASC 930-330-25-1.

Applicability of 330-10-30-7

We consider the production phase stripping costs that exceed the life of mine strip ratio to be abnormal and subject directly to the provisions of 330-10-30-7:

“30-7 Unallocated overheads shall be recognized as an expense in the period in which they are incurred.  Other items such as abnormal freight, handling costs, and amounts of wasted materials (spoilage) require treatment as current period charges rather than as a portion of the inventory cost”

We determined that our production phase stripping costs are directly applicable in the circumstances described in ASC 330-10-30-7 as “[abnormal] wasted materials (spoilage)”.  If the characterization of production phase stripping costs as “wasted materials (spoilage)” were deemed to be improper, we believe that ASC 330 10-0-7 would still be applicable because we believe our production phase stripping costs are an abnormal variable production cost of the character contemplated by ASC 330-10-30-7.

Absent specific definitions or explanations within the accounting guidance of the term “abnormal”, we relied on the standard English definition of the term.  We believe that the standard usage of “abnormal ”would apply to situations that are outside of the range of expected variation.  The Company experienced abnormal stripping costs as a result of events and conditions during the three periods described below.

We understand that ASC 330-10-30-3 through ASC 330-10-30-6 are intended to apply only to those circumstances in which abnormal production is determined to exist.  We further understand that ASC 330-10-30-8 is intended to apply to periods involving normal production as well as periods involving abnormal production.  We considered whether ASC 330-10-30-7 was intended to be applied only to periods involving abnormal production costs, as in ASC 330-10-30-3 to ASC 330-10-30-6, or whether ASC 330-10-30-7 applied to both normal and abnormal production, as in ASC 330-10-30-8.  We ultimately concluded that ASC 330-10-30-7 would apply to the Company’s circumstances under either interpretation, but for different reasons:

•
If ASC 330-10-30-7 is not limited to periods of abnormal production (similar to ASC 330-10-30-8), the abnormal quantities of production phase stripping would clearly require classification as current period charges.

•
If ASC 330-10-30-7 refers to only abnormal direct production costs during periods of abnormal production, we concluded that the periods where the majority of the costs were expensed were abnormal production periods per

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

the guidance in ASC 330-10-30-3 to ASC 330-10-30-6. We believe that the guidance of ASC 330-10-30-3 to ASC 330-10-30-6 should apply because:

o
Material containing gold and silver mineralization in profitable quantities is classified as ore and is the “production” of the mining activities.  Waste, which is material that contains mineralization in unprofitable quantities or no mineralization, needs to be mined as production phase stripping in order for us to produce ore that is further processed and is ultimately sold as gold and silver.

o	Because we have a limited mining capacity, all periods of abnormally low ore production are also periods of abnormally high production phase stripping.

o
During periods where pre-production stripping activities occur, the tons associated with this development activity are excluded from the determination of whether a period of abnormally low production exists.  Our determination of the actual strip ratio for a period includes only the production phase stripping tons divided by the ore production tons.

Circumstances that support our determination of ore production as abnormally low and our determination that production phase stripping costs were abnormally high.

We encountered three periods in 2009 and 2010 during which specific facts and circumstances resulted in abnormal production phase stripping costs.  These identified facts and circumstances are comparable to the examples identified in 330-10-30-5, and we believe support our conclusion that the production levels were abnormally low and the production phase stripping costs were abnormally high during the identified periods:

January and February 2009.

•	The actual stripping ratio for this period was 4.86:1 when compared to the life of mine strip ratio of 1.29:1, or 377% of the life of mine strip ratio.

•
During 2008, as a company in the development stage and with limited resources, we accelerated the mine development in order to mine the overburden and thereby access ore as quickly as possible to generate near-term cash flows.  Had the financial condition been stronger, a longer pre-production mine development stage would have been employed in order to ensure sustainable ore delivery once the mining of more than a de minimus amount of ore began.  As a result, we had abnormally low levels

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

of ore production and abnormally high levels of production phase stripping.

•
During the mining of the upper portions of the ore deposit, we discovered that the ore body differed significantly from the Industry Guide 7-compliant proven and probable ore reserve model in the upper benches of the ore deposit that we were mining at the time.  On these upper benches of the ore deposit, material that we expected to be classified as ore contained unprofitable quantities of precious metals and was determined to be waste.  As a result, we encountered abnormally low levels of ore production and abnormally high levels of production phase stripping.

•
We note that, had these abnormal stripping costs not been treated as a period cost, we would have had a lower of cost or market inventory adjustment to our inventory balance, resulting in a similar income statement effect compared to our reported results.

September and October 2009.

•	The actual stripping ratio for this period was 3.31:1 when compared to the life of mine strip ratio of 1.29:1, or 257% of the life of mine strip ratio.

•
In the middle of 2009, waste development was deferred due to permitting delays and had to be completed in September, October and November after the receipt of permits, which allowed us to mine in the expanded permit area.   Therefore, this time period constituted an abnormal production period since we generated a significantly reduced amount of ore production and abnormally high production phase stripping costs.

•
As a result of the ore model shortfalls on the upper benches of the ore deposit and our working capital position (we had US$12.8 million of cash and accounts payable of $9.5 million at June 30, 2009) we elected to aggressively mine ore in the first eight months of the year in order to maximize near-term cash flows.  By mining ore in earlier periods, we had a shortage of ore exposed and had to mine an abnormal amount of waste to allow access to normal ore production levels in the future.  As a result of concentrating on waste during this time period, we experienced abnormally low levels of ore production and abnormally high production phase stripping costs.

•
Additionally, in June 2009, we were fortunate to engage a mining contractor with surplus equipment that could be used to increase our capacity.  Equipment and mining contractors were in extremely short supply, especially for a company with limited financial resources.  In

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

order  to increase ore production to reflect this increased capacity, we had abnormally high levels of production phase stripping in September and October 2009 to provide normal levels of ore production, at this higher capacity, in future periods.

July through December 2010.

•	The actual stripping ratio for this period was 2.35:1 when compared to the life of mine strip ratio of 1.11:1, or 212% times the life of mine strip ratio.

•
In August 2010, Mine Safety and Health Administration issued an order that prohibited us from mining ore in the bottom of the Brimstone pit.  The company successfully contested the order, however contesting the order delayed the mining of the ore exposed in the bottom of the pit until early 2011.  This resulted in the mining of both abnormally low amounts of ore and abnormally high levels of waste.  This action resulted in the deferral of an expected 2 million tons of ore until the order was successfully contested.  As a consequence, the 2 million tons of ore that would have been mined but for the MSHA order, were substituted with the removal of more than 2 million tons of waste as the Company sought to keep its equipment operating at full capacity because it had insufficient quantities of accessible ore to substitute.  There were additional indirect effects associated with the need to change pit accesses and other mine operating decisions that were required to expose additional ore as quickly as possible.  As a result, we encountered abnormally low levels of ore production and abnormally high levels of production phase stripping.

•
In April 2010, the Company announced plans to increase its mining output from 23 million tons per annum to 80 million tons per annum by the end of 2013.  With the additional equipment that arrived during the year, there was insufficient ore for the new equipment to mine resulting in the mining of available waste.  As a result of concentrating on waste during this time period, we experienced abnormally low levels of ore production.

•
In March 2010, the Company was required by the Bureau of Land Management to redesign its mine plans to avoid a protected cultural area.  As a result, this production phase stripping could not start as scheduled which contributed to the abnormally high production phase stripping in the last half of 2010.

•	We note that had these abnormal stripping costs not been treated as a period cost, we would have made a partial lower of cost or market inventory adjustment in three months of this six month period.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

Use of the life of mine strip ratio to identify periods of abnormally low production periods and to identify abnormally high production phase stripping costs.

After consideration of all the factors below, the Company determined that the life of mine strip ratio in our circumstances best represented a reasonable lower boundary for the determination of abnormally low levels of production as well as for the determination of abnormally high levels of production costs:

•
The life of mine strip ratio is determined based on proven and probable ore reserves and a detailed mineral model that includes production plans.  The strip ratio is calculated by dividing the total waste mined by the total tons of ore mined over the mine’s expected life.  The life of mine strip ratio considers all waste whether it is expensed as production phase stripping costs or capitalized as pre-production stripping costs of new pits or mining areas.  Adjusting for the mine development overburden removal that we would capitalize, our expected strip ratio would be lower than the life of mine strip ratio.

•
The life of mine strip ratio is based on an Industry Guide 7 ore reserve developed to be economic with reference to a three-year look back on metal prices.  Since we have experienced higher metal prices than those used in the ore reserves, our actual operating cutoff grade has been lower than that used to determine ore reserves.  Everything else remaining constant, we expect to encounter more ore and less waste than predicted by the life of mine ore reserve.  A majority of the new ore would actually be mineralized waste that is economic at the higher current metal prices and effectively converted into ore.  This would effectively lower our expected strip ratio in comparison to the life of mine strip ratio.

•
The life of mine ore reserve is developed with the goal of maximizing the profitability of the ore deposit by normalizing ore mining and waste development considering the expected receipt of permits, availability of equipment and manpower, and other operating constraints.  Abnormal production phase stripping periods occur when actual circumstances differ significantly from these design parameters.

•
The life of mine plan that is developed with our ore reserves is the primary strategic planning document that is used to model the entire exploitation of the ore deposit and is essential in determining future production needs and the manpower, materials and equipment necessary to complete the plan.  As a view of the entire future of the mining operation, we believe it is a better measure of normal expectations than plans of shorter duration such as forecasts or budgets.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

•	Considering the effects of these previous factors, by using the higher ore reserve life of mine strip ratio, we are providing an allowance for normal production variation.

Although judgment could also be applied to determine when it is normal for the actual strip ratio to vary above and below the life of mine strip ratio, our application of the life of mine strip ratio to determine abnormal production phase stripping costs results in the recognition of material period costs when the production phase stripping costs are in our judgment, significantly different from normal.

Treatment of production phase stripping costs under ASC 930-330-25-1

We confirm that we have applied ASC 930-330-25-1.  However, after initially applying ASC 930-330-25-1, we are then required to apply the guidance of ASC 330-10 related to the subsequent measurement of inventory.

Our accounting for stripping costs complies with the provisions of ASC 930-330-25-1 which requires mining companies to treat stripping costs incurred during the production phase as a variable production cost included in the costs of inventory produced.  Pursuant to this section, we first treated all stripping costs as a variable direct production cost of inventory prior to considering the guidance of ASC330-10.  Applying this inventory guidance from ASC 330-10-30-7 as described above, we remove the abnormal portion of variable production costs related to production phase stripping costs from inventory and recognize it as a period cost.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brad Skinner
United States Securities and Exchange Commission
August 5, 2011

We believe we have adequately addressed your comments contained in your letter dated July 27, 2011. If you should have any additional questions or comments regarding our responses, please contact us.

Sincerely,

/s/ Hal Kirby
Hal Kirby
Executive Vice President
and Chief Financial Officer